                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                  TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)

                              (Amendment No. 1)(1)


                                PRICESMART, INC.
  ----------------------------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.0001 PER SHARE
  ----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    741511109
  ----------------------------------------------------------------------------
                                 (CUSIP Number)

                                  JACK MCGRORY
                             C/O THE PRICE GROUP LLC
                         7979 IVANHOE AVENUE, SUITE 520
                           LA JOLLA, CALIFORNIA 92037
                            TELEPHONE (858) 551-2303
  ----------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 JANUARY 5, 2005
  ----------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 10 pages)


-----------------------------

        1   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 741511109              SCHEDULE 13D/A               PAGE 2 OF 10 PAGES


--------------------------------------------------------------------------------
        NAME OF REPORTING PERSONS
1       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        The Price Group LLC
        52-2255962

--------------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                                                                    (a) [X]
                                                                     (b) [_]
--------------------------------------------------------------------------------
        SEC USE ONLY
3
--------------------------------------------------------------------------------
        SOURCE OF FUNDS
4
        WC, OO
--------------------------------------------------------------------------------
        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
5       PURSUANT TO ITEMS 2(d) or 2(e)                                   [_]

--------------------------------------------------------------------------------
        CITIZENSHIP OR PLACE OF ORGANIZATION
6
        California
--------------------------------------------------------------------------------
                                        SOLE VOTING POWER
          NUMBER OF            7
                                        0  (See Item 5)
           SHARES             --------------------------------------------------
                                        SHARED VOTING POWER
        BENEFICIALLY           8
                                        6,675,869  (See Item 5)
          OWNED BY            --------------------------------------------------
                                        SOLE DISPOSITIVE POWER
       EACH REPORTING          9
                                        0  (See Item 5)
           PERSON             --------------------------------------------------
                                        SHARED DISPOSITIVE POWER
            WITH               10
                                        6,675,869  (See Item 5)
--------------------------------------------------------------------------------
        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
        6,675,869  (See Item 5)
--------------------------------------------------------------------------------
        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
        [_]
--------------------------------------------------------------------------------
        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
        33.9%
--------------------------------------------------------------------------------
        TYPE OF REPORTING PERSON*
14
        OO - Limited Liability Company
--------------------------------------------------------------------------------

                     * See instructions before filling out!

CUSIP NO. 741511109              SCHEDULE 13D/A               PAGE 3 OF 10 PAGES


--------------------------------------------------------------------------------
        NAME OF REPORTING PERSONS
1       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        San Diego Revitalization Corp.
        33-0898712

--------------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                                                                   (a) [X]
                                                                    (b) [_]
--------------------------------------------------------------------------------
        SEC USE ONLY
3
--------------------------------------------------------------------------------
        SOURCE OF FUNDS
4
        WC, OO
--------------------------------------------------------------------------------
        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
5       PURSUANT TO ITEMS 2(d) or 2(e)                                  [_]

--------------------------------------------------------------------------------
        CITIZENSHIP OR PLACE OF ORGANIZATION
6
        California
--------------------------------------------------------------------------------
                                        SOLE VOTING POWER
          NUMBER OF            7
                                        0  (See Item 5)
           SHARES             --------------------------------------------------
                                        SHARED VOTING POWER
        BENEFICIALLY           8
                                        1,608,750  (See Item 5)
          OWNED BY            --------------------------------------------------
                                        SOLE DISPOSITIVE POWER
       EACH REPORTING          9
                                        0  (See Item 5)
           PERSON             --------------------------------------------------
                                        SHARED DISPOSITIVE POWER
            WITH               10
                                        1,608,750  (See Item 5)
--------------------------------------------------------------------------------
        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
        1,608,750  (See Item 5)
--------------------------------------------------------------------------------
        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
        [_]
--------------------------------------------------------------------------------
        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
         8.2%
--------------------------------------------------------------------------------
        TYPE OF REPORTING PERSON*
14
        OO - Nonprofit Corporation
--------------------------------------------------------------------------------

                     * See instructions before filling out!

CUSIP NO. 741511109              SCHEDULE 13D/A               PAGE 4 OF 10 PAGES


--------------------------------------------------------------------------------
       NAME OF REPORTING PERSONS
1      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Sol Price

--------------------------------------------------------------------------------
       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                                                                    (a) [X]
                                                                     (b) [_]
--------------------------------------------------------------------------------
       SEC USE ONLY
3
--------------------------------------------------------------------------------
       SOURCE OF FUNDS
4
       WC, OO, AF
--------------------------------------------------------------------------------
       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
5      PURSUANT TO ITEMS 2(d) or 2(e)                                    [_]

--------------------------------------------------------------------------------
       CITIZENSHIP OR PLACE OF ORGANIZATION
6
       United States of America
--------------------------------------------------------------------------------
                                        SOLE VOTING POWER
          NUMBER OF            7
                                        1,187,620  (See Item 5)
           SHARES             --------------------------------------------------
                                        SHARED VOTING POWER
        BENEFICIALLY           8
                                        8,284,619  (See Item 5)
          OWNED BY            --------------------------------------------------
                                        SOLE DISPOSITIVE POWER
       EACH REPORTING          9
                                        1,187,620  (See Item 5)
           PERSON             --------------------------------------------------
                                        SHARED DISPOSITIVE POWER
            WITH              10
                                        8,284,619  (See Item 5)
--------------------------------------------------------------------------------
        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
        9,472,239  (See Item 5)
--------------------------------------------------------------------------------
        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
        [_]
--------------------------------------------------------------------------------
        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
        48.1%
--------------------------------------------------------------------------------
        TYPE OF REPORTING PERSON*
14
        IN
--------------------------------------------------------------------------------

                     * See instructions before filling out!

CUSIP NO. 741511109              SCHEDULE 13D/A               PAGE 5 OF 10 PAGES


--------------------------------------------------------------------------------
        NAME OF REPORTING PERSONS
1       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Robert E. Price

--------------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                                                                    (a) [X]
                                                                     (b) [_]
--------------------------------------------------------------------------------
        SEC USE ONLY
3
--------------------------------------------------------------------------------
        SOURCE OF FUNDS
4
        WC, OO, AF
--------------------------------------------------------------------------------
        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
5       PURSUANT TO ITEMS 2(d) or 2(e)                                   [_]

--------------------------------------------------------------------------------
         CITIZENSHIP OR PLACE OF ORGANIZATION
6
         United States of America
--------------------------------------------------------------------------------
                                        SOLE VOTING POWER
          NUMBER OF            7
                                        292  (See Item 5)
           SHARES             --------------------------------------------------
                                        SHARED VOTING POWER
        BENEFICIALLY           8
                                        10,492,223  (See Item 5)
          OWNED BY            --------------------------------------------------
                                        SOLE DISPOSITIVE POWER
       EACH REPORTING          9
                                        292  (See Item 5)
           PERSON             --------------------------------------------------
                                        SHARED DISPOSITIVE POWER
            WITH              10
                                        10,492,223  (See Item 5)
--------------------------------------------------------------------------------
        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
        10,492,515  (See Item 5)
--------------------------------------------------------------------------------
        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
        [_]
--------------------------------------------------------------------------------
        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
        53.3%
--------------------------------------------------------------------------------
        TYPE OF REPORTING PERSON*
14
        IN
--------------------------------------------------------------------------------

                     * See instructions before filling out!

CUSIP NO. 741511109              SCHEDULE 13D/A               PAGE 6 OF 10 PAGES


                This Amendment No. 1 relates to the common stock, par value $0.0001 per share ("Common Stock"), of PriceSmart, Inc., a Delaware corporation ("PriceSmart"), and amends that certain Schedule 13D jointly filed by The Price Group LLC, a California limited liability company ("Price Group"), San Diego Revitalization Corp., a California nonprofit corporation ("SDRC"), Sol Price and Robert E. Price with the Securities and Exchange Commission ("SEC") on October 29, 2004 (such Schedule 13D, as so amended, being the "Schedule 13D"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended to add the following information:

        On December 20, 2004, PriceSmart commenced a rights offering pursuant to which PriceSmart would distribute to each stockholder, for each share of Common Stock held by such stockholder as of November 24, 2004, one right (each a "Subscription Right") to purchase 1.5 shares of Common Stock at a price of (x) $7.00 per share, if such right is exercised on or prior to 5:00 PM, New York City time, on January 21, 2005, and (y) $8.00 per share, if such right is exercised thereafter. The Subscription Rights expire on December 21, 2005.

        On January 5, 2005, (i) Price Group exercised 165,577 Subscription Rights to acquire 248,366 shares of Common Stock, (ii) SDRC exercised 619,046 Subscription Rights to acquire 928,569 shares of Common Stock,
        (iii) the Sol & Helen Price Trust ("SHPT") exercised 38,594 Subscription Rights to acquire 57,891 shares of Common Stock, (iv) the Robert and Alison Price Trust UTD 1/20/75 ("RAPT") exercised 9,948 Subscription Rights to acquire 14,922 shares of Common Stock, and (v) the Robert and Alison Price Charitable Trust ("RAPCT") exercised 596,067 Subscription Rights to acquire 894,101 shares of Common Stock, in each case, at a price of $7.00 per share. Each of Price Group, SDRC, SHPT, RAPT and RAPCT funded the exercise price of its exercises of Subscription Rights with working capital.

        In addition, on November 23, 2004, pursuant to an exchange offer by PriceSmart (the "Series A Exchange"), (i) SDRC exchanged 550 shares of PriceSmart 8% Series A Cumulative Convertible Redeemable Preferred Stock ("Series A Preferred Stock") for 61,135 shares of Common Stock, and (ii) SHPT exchanged 550 shares of Series A Preferred Stock for 61,135 shares of Common Stock. For purposes of the Series A Exchange, the Common Stock was valued at $10.00 per share.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

        (a)-(b) Price Group, SDRC, Mr. S. Price and Mr. R. Price presently may be deemed to beneficially own, in the aggregate, the equivalent of 11,680,135 shares of Common Stock, which represent approximately 59.4% of the outstanding Common Stock.(2) Price Group, SDRC, Mr. S. Price, Mr. R.


-----------------------------

        2   All calculations of percentage ownership in this Schedule 13D are based on (i) approximately 17,525,607 shares of Common Stock estimated to be issued and outstanding as of November 30, 2004, as reported in Amendment No. 1 to Form 10-K/A for the Fiscal Year Ended August 31, 2004, filed by PriceSmart with the SEC on December 29, 2004, plus (ii) the shares of Common Stock to be issued to Price Group, SDRC, SHPT, RAPT and RAPCT in connection with their exercise of Subscription Rights, as described in Item 3 above, plus (iii) plus the shares of Common Stock to be issued to Mr. Galinson in connection with his exercise of Subscription Rights, as described in Item 5(c) below, plus (iv) the shares of Common Stock issuable upon the exercise of all stock options (if any) exercisable within 60 days of the date of this filing that may be deemed to be beneficially owned by the person(s) whose percentage ownership is being calculated.

CUSIP NO. 741511109              SCHEDULE 13D/A               PAGE 7 OF 10 PAGES


                Price, the Price Group Managers and the SDRC Directors and Officers presently may be deemed to beneficially own, in the aggregate, the equivalent of 11,763,228 shares of Common Stock (including options exercisable within 60 days of the date of this filing for 17,350 shares of Common Stock), which represent approximately 59.7% of the outstanding Common Stock. The beneficial ownership of shares of Common Stock (or equivalents thereof) by each of Price Group, SDRC, Mr. S. Price, Mr. R. Price, the Price Group Managers and the SDRC Directors and Officers is as follows:(3)

                        Price Group presently may be deemed to beneficially own the equivalent of 6,675,869 shares of Common Stock, which represent approximately 33.9% of the outstanding Common Stock, no shares over which it may be deemed to have sole voting and dispositive power and 6,675,869 shares over which it may be deemed to have shared voting and dispositive power.

                        SDRC presently may be deemed to beneficially own the equivalent of 1,608,750 shares of Common Stock, which represent approximately 8.2% of the outstanding Common Stock, no shares over which it may be deemed to have sole voting and dispositive power and 1,608,750 shares over which it may be deemed to have shared voting and dispositive power.

                        Mr. S. Price presently may be deemed to beneficially own the equivalent of 9,472,239 shares of Common Stock, which represent approximately 48.1% of the outstanding Common Stock, 1,187,620 shares over which he may be deemed to have sole voting and dispositive power and 8,284,619 shares over which he may be deemed to have shared voting and dispositive power. Helen Price is the wife of Mr. S. Price. To the extent she may be deemed to beneficially own any shares, they are included in the shares reported as may be deemed to be beneficially owned by Mr. S. Price.

                        Mr. R. Price presently may be deemed to beneficially own the equivalent of 10,492,515 shares of Common Stock, which represent approximately 53.3% of the outstanding Common Stock, 292 shares over which he may be deemed to have sole voting and dispositive power and 10,492,223 shares over which he may be deemed to have shared voting and dispositive power. Allison Price is the wife of Mr.
                        R. Price. To the extent she may be deemed to beneficially own any shares, they are included in the shares reported as may be deemed to be beneficially owned by Mr. R. Price.

                        Mr. Cahill presently may be deemed to beneficially own the equivalent of 8,344,312 shares of Common Stock (including options exercisable within 60 days of the date of this filing for 6,450 shares of Common Stock), which represent approximately 42.4% of the outstanding Common Stock, 10,325


-----------------------------

        3   Shares of Common Stock (or equivalents thereof) disclosed for each of the Price Group Managers and the SDRC Directors and Officers include shares that may be deemed to be beneficially owned by more than one person. In particular, the shares disclosed for each of the Price Group Managers all include the equivalent of 6,675,869 shares held by Price Group, and the shares disclosed for each of the SDRC Directors and Officers all include the equivalent of 1,608,750 shares held by SDRC.

        Disclosure of shares should not be construed as an admission of beneficial ownership of such shares.

CUSIP NO. 741511109              SCHEDULE 13D/A               PAGE 8 OF 10 PAGES


                        shares over which he may be deemed to have sole voting and dispositive power and 8,333,987 shares over which he may be deemed to have shared voting and dispositive power.

                        Mr. McGrory presently may be deemed to beneficially own the equivalent of 8,290,069 shares of Common Stock (including options exercisable within 60 days of the date of this filing for 5,450 shares of Common Stock), which represent approximately 42.1% of the outstanding Common Stock, 5,450 shares over which he may be deemed to have sole voting and dispositive power and 8,284,619 shares over which he may be deemed to have shared voting and dispositive power.

                        Mr. Galinson presently may be deemed to beneficially own the equivalent of 8,302,569 shares of Common Stock (including options exercisable within 60 days of the date of this filing for 5,450 shares of Common Stock), which represent approximately 42.2% of the outstanding Common Stock, 17,950 shares over which he may be deemed to have sole voting and dispositive power and 8,284,619 shares over which he may be deemed to have shared voting and dispositive power.

                        Mr. Satz presently may be deemed to beneficially own the equivalent of 8,284,619 shares of Common Stock, which represent approximately 42.1% of the outstanding Common Stock, no shares over which he may be deemed to have sole voting and dispositive power and 8,284,619 shares over which he may be deemed to have shared voting and dispositive power.

                        Ms. Hillan presently may be deemed to beneficially own the equivalent of 8,284,619 shares of Common Stock, which represent approximately 42.1% of the outstanding Common Stock, no shares over which she may be deemed to have sole voting and dispositive power and 8,284,619 shares over which she may be deemed to have shared voting and dispositive power.

                        Mr. Gorham presently may be deemed to beneficially own the equivalent of 1,608,750 shares of Common Stock, which represent approximately 8.3% of the outstanding Common Stock, no shares over which he may be deemed to have sole voting and dispositive power and 1,608,750 shares over which he may be deemed to have shared voting and dispositive power.

                Except as set forth below, to the extent any of Price Group, SDRC, Mr. S. Price, Mr. R. Price, the Price Group Managers or the SDRC Directors and Officers may be deemed to share the power to vote or dispose of any of the shares disclosed above, such power is shared only with one or more of Price Group, SDRC, Mr.
                S. Price, Mr. R. Price, the Price Group Managers or the SDRC Directors and Officers. The exceptions are as follows:

                        Mr. R. Price and Ms. A. Price may be deemed to share voting and dispositive power over 7,522 shares of Common Stock with Rebecca Price and 7,522 shares of Common Stock with Sarah Price. Ms. R. Price is self-employed, and Ms. S. Price is a student.

                        Mr. Cahill may be deemed to share voting and dispositive power over 5,210 shares of Common Stock with Ben Price, 3,910 shares of Common Stock with Jonas Price, and 40,248 shares of Common Stock with each of Elliot Feuerstein and Ed Spring. Mr. B. Price and Mr. J. Price are each self-employed. Mr. Feuerstein is a property manager. Mr. Spring is an attorney.

CUSIP NO. 741511109              SCHEDULE 13D/A               PAGE 9 OF 10 PAGES


                        The principal business address of each of Ms. R. Price, Ms. S. Price, Mr. B. Price and Mr. J. Price is 7979 Ivanhoe Avenue, Suite 520, La Jolla, California 92037. The principal business address of Mr. Feuerstein is 8294 Mira Mesa Boulevard, San Diego, California 92126. The principal business address of Mr. Spring is 10900 N.E. 4th Street, Suite 850, Bellevue, Washington 98004.

                        None of Ms. R. Price, Ms. S. Price, Mr. B. Price, Mr. J. Price, Mr. Feuerstein and Mr. Spring has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

                        Each of Ms. R. Price, Ms. S. Price, Mr. B. Price, Mr. J. Price, Mr. Feuerstein and Mr. Spring is a citizen of the United States of America.

                The information set forth in Item 2 above is hereby incorporated herein in its entirety in response to this Item 5(b).

                Except for PriceSmart securities held by Price Group, Price Group disclaims beneficial ownership of all PriceSmart securities that may be deemed to be beneficially owned by SDRC, Mr. S. Price, Mr. R. Price, any of the Price Group Managers or any of the SDRC Directors and Officers. Except for PriceSmart securities held by SDRC, SDRC disclaims beneficial ownership of all PriceSmart securities that may be deemed to be beneficially owned by Price Group, Mr. S. Price, Mr. R. Price, any of the Price Group Managers or any of the SDRC Directors and Officers. Except for PriceSmart securities held by Mr. S. Price, either directly or through entities under his control, Mr. S. Price disclaims beneficial ownership of all PriceSmart securities that may be deemed to be beneficially owned by Price Group, SDRC, Mr.
                R. Price, any of the Price Group Managers or any of the SDRC Directors and Officers. Except for PriceSmart securities held by Mr. R. Price, either directly or through entities under his control, Mr. R. Price disclaims beneficial ownership of all PriceSmart securities that may be deemed to be beneficially owned by Price Group, SDRC, Mr. S. Price, any of the Price Group Managers or any of the SDRC Directors and Officers.

        (c) The information set forth in Item 3 above is hereby incorporated herein in its entirety in response to this Item 5(c).

                On January 3, 2005, Mr. Cahill sold 3,875 Subscription Rights directly held by him on the open market for $0.85 per Subscription Right.

                On January 3, 2005, certain trusts for which Mr. Cahill serves as co-trustee sold 40,248 Subscription Rights on the open market for $0.85 per Subscription Right.

                On January 3, 2005, Mr. Galinson exercised 5,000 Subscription Rights directly held by him to acquire 7,500 shares of Common Stock at an exercise price of $7.00 per share.

        (d)-(e) Not applicable.

CUSIP NO. 741511109              SCHEDULE 13D/A              PAGE 10 OF 10 PAGES


                                    SIGNATURE

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 10, 2005


                                        THE PRICE GROUP LLC

                                        /s/ Jack McGrory
                                        ----------------------------------------
                                        By:     Jack McGrory
                                        Title:  Manager



                                        SAN DIEGO REVITALIZATION CORP.

                                        /s/ Jack McGrory
                                        ----------------------------------------
                                        By:     Jack McGrory
                                        Title:  Executive Vice President



                                        SOL PRICE

                                        /s/ Sol Price
                                        ----------------------------------------



                                        ROBERT E. PRICE

                                        /s/ Robert E. Price
                                        ----------------------------------------